FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[ ] Check this box if no longer subject      _________________________________
    to Section 16. Form 4 or Form 5          | OMB Number:   3235-0287       |
    obligations may continue.  See           | Expires:    September 30, 1998|
    Instruction (b).                        | Estimated average burden      |
                                             | hours per response....... 0.5 |
                                             _________________________________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

   Spiller            Jonathan             M.
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   (Last)            (First)            (Middle)

c/o Armor Holdings, Inc.
1400 Marsh Landing Parkway, Suite 112
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                     (Street)

    Jacksonville           FL            32250
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol


 Armor Holdings, Inc. (AH)
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3. IRS or Social Security Number of Reporting Person (Voluntary)



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4. Statement for Month/Year

   January, 2001

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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [ ] 10% Owner
   [X] Officer (give title below)           [ ] Other (specify below)


   President and Chief Executive Officer
   -------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Law)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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
                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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                                                                                    5. Amount of
                                                                                       Securities
                        2. Trans-     3. Trans-                                        Beneficially  6. Ownership
                           action        action       4. Securities Acquired (A)       Owned at        Form: (D)      7. Nature
                           Date          Code            or Disposed of (D)            End of            Direct        Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month             or (I)        Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          Indirect       Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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
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Common Stock, $0.01
par value per share        1/01        M             106,571      A        $1.05
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Common Stock, $0.01
par value per share        1/01        M             12,475       A        $0.97
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Common Stock, $0.01
par value per share       1/08/01      S             13,025       D      $15.485
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Common Stock, $0.01
par value per share       1/09/01      S              4,648       D      $15.125
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Common Stock, $0.01
par value per share       1/10/01      S             182,251      D      $14.9627
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Common Stock, $0.01
par value per share       1/11/01      S               2,810      D      $15.94
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Common Stock, $0.01
par value per share       1/12/01      S               1,788      D      $15.6579
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Common Stock, $0.01
par value per share       1/16/01      S               6,384      D      $15.7373
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Common Stock, $0.01
par value per share       1/17/01      S               2,094      D      $15.7921      217,497             D
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Common Stock, $0.01
par value per share                                                                     43,541             I         By Children
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


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

FORM 4 (continued)

                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g., puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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
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Stock
options
(Right                                                                     Common
to Buy)(1)   $1.05     1/01        M          106,571   (2)                Stock   106,571           109,429      D
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Stock
options
(Right                                                                     Common
to Buy)(1)   $0.97     1/01        M           12,475   (2)                Stock    12,475              0         D
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Stock
options
(Right                                                                     Common
to Buy)(3)   $10.4375                                   (2)    9/2/07      Stock    100,000          100,000      D
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Stock
options
(Right                                                                     Common
to Buy)(3)   $11.00                                     (2)    9/02/07     Stock    100,000          100,000      D
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Stock
options
(Right                                                                     Common
to Buy)(3)   $12.00                                     (2)    9/02/07     Stock     50,000           50,000      D
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Stock
options
(Right                                                                     Common
to Buy)(4)   $11.3125                                   (5)      1/1/09    Stock    300,000          300,000      D
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

EXPLANATION OF RESPONSES:


(1)  Granted pursuant to the Armor Holdings, Inc. 1994 Incentive Stock Option
     Plan.
(2)  Presently exercisable.
(3)  Granted pursuant to the Armor Holdings, Inc. 1996 Option Plan.
(4)  Granted pursuant to the Armor Holdings, Inc. 1998 Stock Option Plan.
(5) Exercisable in three equal installments on and after each of the first 3 anniversaries of 1/1/99.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

              /s/ Jonathan M. Spiller                            2/12/01
              ----------------------------------------     --------------------
              ** Signature of Reporting Person                    Date

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